                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*


                                LNH REIT, INC.
   -----------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.50 par value per share
   -----------------------------------------------------------------------
                        (Title of Class of Securities)

                                 501620108000
                  ------------------------------------------
                                (CUSIP Number)

                                N. Keith McKey
                300 One Jackson Place, 188 East Capitol Street
                  Jackson, Mississippi 39201; (601) 948-4091
   -----------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 3, 1995
              -------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       This Document contains 9 Pages.

CUSIP No. 501620108000           SCHEDULE 13D                 Page 2 of 9 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EastGroup Properties


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                           (b) [x]

3       SEC USE ONLY



4       SOURCE OF FUNDS*

        WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Maryland

NUMBER OF
SHARES                                                                  7    SOLE VOTING POWER
BENEFICIALLY
OWNED BY                                                                          515,200
EACH
REPORTING                                                               8    SHARED VOTING POWER
PERSON WITH
                                                                                     -0-


                                                                       9     SOLE DISPOSITIVE POWER

                                                                                  515,200


                                                                      10     SHARED DISPOSITIVE POWER

                                                                                     -0-


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        515,200

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*  [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.42%

14      TYPE OF REPORTING PERSON*

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 501620108000           SCHEDULE 13D                 Page 3 of 9 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Walker Investments, L.P.


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                           (b) [x]

3       SEC USE ONLY



4       SOURCE OF FUNDS*



5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Mississippi

NUMBER OF
SHARES                                                                  7    SOLE VOTING POWER
BENEFICIALLY
OWNED BY                                                                             -0-
EACH
REPORTING                                                               8    SHARED VOTING POWER
PERSON WITH
                                                                                     -0-


                                                                       9     SOLE DISPOSITIVE POWER

                                                                                     -0-


                                                                      10     SHARED DISPOSITIVE POWER

                                                                                     -0-


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*  [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-

14      TYPE OF REPORTING PERSON*

        PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 501620108000           SCHEDULE 13D                 Page 4 of 9 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Walker Foundation


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                           (b) [x]

3       SEC USE ONLY



4       SOURCE OF FUNDS*



5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Mississippi

NUMBER OF
SHARES                                                                  7    SOLE VOTING POWER
BENEFICIALLY
OWNED BY                                                                             -0-
EACH
REPORTING                                                               8    SHARED VOTING POWER
PERSON WITH
                                                                                     -0-


                                                                       9     SOLE DISPOSITIVE POWER

                                                                                     -0-


                                                                      10     SHARED DISPOSITIVE POWER

                                                                                     -0-


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*  [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-

14      TYPE OF REPORTING PERSON*

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                AMENDMENT NO. 9

                                       TO

                                  SCHEDULE 13D

                                 LNH REIT, INC.
                                 -------------

                 The Statement on Schedule 13D with respect to the shares of common stock, $.50 par value per share ("Shares"), of LNH REIT, Inc., a Maryland corporation (the "Issuer"), filed with the Securities and Exchange Commission by EastGroup Properties ("EastGroup"), Walker Foundation ("Foundation") and Walker Investments, L.P. ("Investments"), as amended by Amendments 1 through 8 (the "Schedule 13D"), is hereby further amended as follows:


ITEM 2.          Identity and Background.
                 -----------------------
                 [Item 2 of the Schedule 13D is hereby amended by the addition of the following:]

                 As a result of the closing (on April 3, 1995) of the transactions described in Amendment No. 8 to Schedule 13D, Investments and Foundation are no longer persons filing this
                 Schedule 13D.

ITEM 3.          Source and Amount of Funds or Other Consideration.
                 --------------------------------------------------
                 [Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:]

                 As a result of the closing of the transactions on April 3, 1995 under the Purchase Agreement dated March 24, 1995 by and among Investments, Foundation, Walker Managers, L.P.
                 ("WMLP"), EastGroup and EGP Managers Inc. ("Managers") (the "Purchase Agreement"), EastGroup purchased 267,300 Shares from Investments for an aggregate purchase price of $2,004,750 and 116,475 Shares from Foundation for an aggregate purchase price of $873,562.50. The source of the funds was a loan in the principal amount of $3,000,000 obtained from Deposit Guaranty National Bank, Jackson, Mississippi, which bears interest at the prime rate and has a maturity of one year.





                              Page 5 of 9 Pages

ITEM 4.          Purpose of Transaction.
                 ----------------------

                 [Item 4 of the Schedule 13D is hereby amended by the addition of the following:]

                 The closing of the transactions described in Amendment No. 8 to Schedule 13D and Item 3 hereof took place on April 3, 1995.

ITEM 5.          Interest in Securities of Issuer.
                 --------------------------------

                 [Item 5 of the Schedule 13D is hereby amended by the addition of the following:]

                 EastGroup beneficially owns 515,200 Shares, 23.42% of the outstanding Shares. EastGroup has sole voting and investment power with respect to these Shares.






                              Page 6 of 9 Pages

                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 4, 1995
                              EASTGROUP PROPERTIES



                              By: /s/ David H. Hoster II
                                 _______________________________________
                                 David H. Hoster II
                                 President





                              Page 7 of 9 Pages

                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 4, 1995
                               WALKER FOUNDATION



                               By: /s/ Leigh B. Allen, III
                                  _______________________________
                                  Leigh B. Allen, III
                                  Secretary





                              Page 8 of 9 Pages

                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 4, 1995
                                        WALKER INVESTMENTS, L.P.

                                        By:  Billco, Inc., General Partner


                                        By: /s/ Leigh B. Allen, III
                                           _______________________________
                                           Leigh B. Allen, III
                                           Secretary






                              Page 9 of 9 Pages